UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED

INVESTMENT COMPANIES

Amendment # 1 and Restatement

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐	Merger

☐	Liquidation

☒	Abandonment of Registration (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: UBS Life Insurance Company USA Separate Account

3.	Securities and Exchange Commission File No.: 811-07536

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐   Initial Application                                           ☒   Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

1000 Harbor Boulevard, 8th Floor,

Weehawken, NJ 07087

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Frederick R. Bellamy, Esq.,

Eversheds Sutherland (US) LLP

700 Sixth Street, NW, Suite 700

Washington, DC 20001-3980

202-383-0126

fredbellamy@eversheds-sutherland.us

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

UBS Life Insurance Company USA,

1000 Harbor Boulevard, 8th Floor,

Weehawken, NJ 07087

1-800-986-0088

Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

☐	Management company;

☒	Unit investment trust; or

☐	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

☐   Open-end                                  ☐   Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

California

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated: N/A

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

UBS Financial Services Inc.

c/o UBS Life Insurance Company USA,

1000 Harbor Boulevard, 8th Floor,

Weehawken, NJ 07087

13.	If the fund is a unit investment trust (“UIT”) provide:

(a)	Depositor’s name(s) and address(es):

UBS Life Insurance Company USA,

1000 Harbor Boulevard, 8th Floor,

Weehawken, NJ 07087

(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐   Yes                                  ☒   No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐   Yes                                  ☒   No

If Yes, state the date on which the board vote took place:

If No, explain:

The Applicant, UBS Life Insurance Company USA Separate Account (the “Separate Account” or the “Applicant”) is a unit investment trust and does not have a board of directors; and no specific corporate action, or approval by the board of directors of the depositor of the Separate Account (UBS Life Insurance Company USA), or any shareholders, is required or occurred. The Separate Account is abandoning its registration statement because sales of its variable annuity contracts (“Contracts”) (the Milestones B and Milestones D Contracts) have been discontinued (the last Contract was sold in 1996), and there currently are only seventeen (17) Contracts outstanding.

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

☐   Yes                                  ☒   No

If Yes, state the date on which the shareholder vote took place:

If No, explain:

There are no shareholders in the UIT Separate Account and no one has voting rights in the UIT Separate Account. Approval of the variable annuity Contract owners is not required for abandonment of the registration (i.e., to deregister the Separate Account) under the Investment Company Act of 1940, as amended (“1940 Act”). Contract owners have not been notified that the Separate Account will no longer be registered under the 1940 Act, as this application is still pending.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☐   Yes                                  ☐   No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

☐   Yes                                  ☐   No

(c)	Were the distributions made pro rata based on share ownership?

☐   Yes                                  ☐   No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

☐   Yes                                  ☐   No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

☐   Yes                                  ☐   No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

☐   Yes                                  ☐   No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐   Yes                                  ☐   No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

☐   Yes                                  ☐   No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)	Why has the fund retained the remaining assets?

(c)	Will the remaining assets be invested in securities?

☐   Yes                                  ☐   No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐   Yes                                  ☐   No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:

(ii)	Accounting expenses:

(iii)	Other expenses (list and identify separately):

(iv)	Total expenses (sum of lines (i)-(iii) above):

(b)	How were those expenses allocated?

(c)	Who paid those expenses?

(d)	How did the fund pay for unamortized expenses (if any)?

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐   Yes                                  ☐   No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

☐   Yes                                  ☒   No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☒   Yes                                  ☐   No

If Yes, describe the nature and extent of those activities:

The insurance company depositor of the Applicant, UBS Life Insurance Company USA, no longer files registration statements for the Separate Account and the Contracts with the Commission in reliance on the Great-West line of no-action letters. (See Great-West Life & Annuity Company (pub. avail. Oct. 23, 1990).) Until the order requested by this application is issued, the Applicant will rely on the guidance issued by the Commission in Release No. IC-33814 (March 11, 2020) regarding discontinued contracts and the Applicant will not accept additional purchase payments. Except for winding up, the only business activities of the Separate Account will be that UBS Life Insurance Company USA will continue to administer the Contracts in accordance with their terms, fulfilling all of the rights and obligations that it owes the Contract owners and beneficiaries.

Upon receipt of the order requested by this Application, the Applicant will continue to operate, but as an unregistered separate account (i.e., not as a registered investment company) in reliance on section 3(c)(1) of the 1940 Act. After receipt of such order, UBS Life Insurance Company USA will deliver a written disclosure document to each Contract owner with assets in the Applicant. That document will explain that:

(i)	the order has been issued;

(ii)	as a result, certain legal protections afforded to Contract owners allocating assets to an investment company registered under the 1940 Act no longer apply to them;

(iii)	the terms and conditions of the Contracts have not changed; and

(iv)	UBS Life Insurance Company USA continues to be responsible for satisfying all of its obligations to such Contract owners and beneficiaries as specified under the terms of the Contracts.

As noted above, the Applicant (Separate Account) has only 17 Contracts outstanding; no new Contracts have been sold or issued by or through the Separate Account since 1996; and such Contracts are not being sold and UBS Life Insurance Company has no intention of resuming sales of the Contracts. Accordingly, the Separate Account’s outstanding securities are beneficially owned by fewer than 100 (one hundred) persons, and the Separate Account is not making and does not presently propose to make a public offering of its securities (the Contracts). Therefore, the Separate Account is excluded from the definition of investment company pursuant to section 3(c)(1) of the 1940 Act.

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the merger: 811-_________________

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of UBS Life Insurance Company USA Separate Account, (ii) she is the Secretary of UBS Life Insurance Company USA, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

May 14, 2020	/S/ Vanessa L. Friedoff
Vanessa L. Friedhoff